UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

Sale of shares to cover tax withholding obligations

Due to an administrative error, insufficient shares were sold to satisfy tax following the vesting of Coram Williams' 2016 LTIP on 3 May 2019; therefore 13,666 additional shares were sold on 19 June 2019 to fully settle his tax liability, pursuant to the LTIP rules. Coram retains all vested shares from this award not sold to settle tax obligations, which also continue to be subject to a two-year holding period until 3 May 2021.

The following table sets out the number of shares that were sold on 19 June 2019 and notified to the Company on the same day, at the price shown in the fourth column below and with the number set out in the fifth column below being retained by Coram Williams as ordinary shares.

Name of Director / PDMR	Title	Shares sold to discharge tax liabilities	Sale price per share (£)	Retained shares
Coram Williams	Chief Financial Officer	13,666	£8.238	40,821

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Coram Williams
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Volume: 13,666 Price: £8.238 per share Aggregated price: £112,580.51
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 13,666 Aggregated price: £112,580.51
e)	Date of the transaction	19 June 2019
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 20 June 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary